EXHIBIT 12.1

LANDRY’S RESTAURANTS, INC

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2009	2008
Income from continuing operations, before taxes	$20,886,049	$23,803,772
Fixed charges, as adjusted	62,598,279	50,293,586

	$83,484,328	$74,097,358

Fixed charges:
Interest expense including amortization of debt costs	$53,318,509	$40,887,876
Capitalized interest	3,720,033	934,864
Interest factor on rent (1/3 rent expense)	9,279,770	9,405,710

Total fixed charges	66,318,312	51,228,450
Less capitalized interest	(3,720,033)	(934,864)

Fixed charges, as adjusted	$62,598,279	$50,293,586

Ratio of earnings to fixed charges	1.3	1.4